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                              AETHLON MEDICAL, INC.
                       3030 BUNKER HILL STREET, SUITE 4000
                           SAN DIEGO, CALIFORNIA 92109

                               September 20, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Tom Jones

RE:      AETHLON MEDICAL, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO.:  333-145420
         FILED:  AUGUST 14, 2007
         ----------------------------------------

Ladies and Gentleman:

     Reference is made to the above-captioned registration statement filed by Aethlon Medical, Inc. (the "Registrant") with the Securities and Exchange Commission on August 14, 2007 (the "Registration Statement").

     The Registrant has determined to withdraw the Registration Statement. The filed Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto. No securities have been offered and sold under the Registration Statement. The Registrant has determined to withdraw the Registration Statement in response to certain comments of the Commission and believes the withdrawal is consistent with the public interest and the protection of investors.

     Please do not hesitate to call the undersigned at (858) 459-7800 or Jennifer A. Post of Richardson & Patel LLP at (310) 208-1182 with any questions you may have regarding this letter.



                                      Very truly yours,
                                      Aethlon Medical, Inc.

                                      By:   /s/ James A. Joyce
                                            ------------------------------------
                                            Chief Executive Officer